Exhibit 99.1

Euro Tech Holdings Company Limited Announces That It Has Signed An Equity Transfer Agreement To Sell Its Stake in Zhejiang Jiahuan Electronics Co., Ltd.

Hong Kong – March 28, 2018 – Euro Tech Holdings Company Limited (Nasdaq: CLWT) today announced that it has recently signed an Equity Transfer Agreement (the "Agreement") to sell its 20% equity stake of Zhejiang Jiahuan Electronics Co., Ltd. ("Jia Huan") to an individual, who is the wife of the holder of the remaining 80% equity stake of Jia Huan, for a purchase price of RMB$31,312,500. The completion of the transaction is subject to completion of all closing formalities, including the need to obtain approval and registration with the relevant governmental authorities and the receipt of payment from the Purchaser. The Company’s decision to enter into the Agreement and dispose of its equity stake in Jia Huan was based upon the intention of Jia Huan’s major shareholder to diversify the business of Jia Huan into new areas that are unrelated to its and the Company’s existing activities.
About Jia Huan

Zhejiang Jia Huan Electronic Co. Ltd. in Zhejiang, China ("Jia Huan"), an established company, has been in business since 1969. 95% of Jia Huan's business is related to air pollution control and less than 5% is for water and wastewater treatment. Jia Huan designs and manufactures automatic control systems and electric voltage control equipment for electrostatic precipitators which are major air purification equipment for power plants, cement plants and incinerators to remove and collect dust and pollutants from the exhaust stacks. The Company held the 20% equity in Jia Huan since January 2008.

Forward Looking Statements

Certain statements in this news release regarding the Company’s expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company’s offices and operations situated in Hong Kong and mainland China, doing business in China, competing with Chinese manufactured products, competing with the Company’s own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the “Risk Factor” discussions in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2016.

CONTACT:          Euro Tech Holdings Company Limited, Hong Kong
T.C. Leung, Chairman and CEO, or
Jerry Wong, CFO
Tel: 852-2814-0311
Fax: 852-2873-4887
Website: http://www.euro-tech.com